Marvell Technology, Inc.

1000 N. West Street, Suite 1200

Wilmington, Delaware 19801

March 9, 2021

VIA EDGAR

Anne Parker, Office Chief

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:      Marvell Technology, Inc.

Registration Statement on Form S-4 (File No. 333-251606)

Request for Acceleration of Effective Date

Dear Ms. Parker:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Marvell Technology, Inc. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date and time of the above referenced Registration Statement on Form S-4 (the “Registration Statement”) and declare the Registration Statement effective as of 9:00 a.m. Eastern Time on March 11, 2021, or as soon thereafter as practicable.

The Company requests that it be notified of such effectiveness by a telephone call to Lillian Tsu of Hogan Lovells US LLP at (212) 918-3599.

[Signature page follows]

Sincerely,

Marvell Technology, Inc.

By:	/s/ Mitchell Gaynor
Mitchell Gaynor
Chief Legal Officer, Secretary and Director